UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)
HANGER, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
41043F208
(CUSIP Number)
Welsh, Carson, Anderson & Stowe 599 Lexington Avenue, Suite 1800 New York, New York 10022 Attention: Jonathan M. Rather Tel. (212) 893-9500	Othon Prounis, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [   ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 41043F208

1.	NAMES OF REPORTING PERSON Welsh, Carson, Anderson & Stowe XII, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		-0-
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 41043F208

1.	NAMES OF REPORTING PERSON Welsh, Carson, Anderson & Stowe XII Delaware, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		-0-
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 41043F208

1.	NAMES OF REPORTING PERSON Welsh, Carson, Anderson & Stowe XII Delaware II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		-0-
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 41043F208

1.	NAMES OF REPORTING PERSON Welsh, Carson, Anderson & Stowe XII Cayman, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		-0-
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 41043F208

1.	NAMES OF REPORTING PERSON WCAS XII Co-Investors LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		-0-
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 41043F208

Amendment No. 1 to Schedule 13D (Final Amendment)

Reference is hereby made to the statement on Schedule 13D relating to the Common Stock of the Issuer filed with the Securities and Exchange Commission by the Reporting Persons on July 22, 2016 (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 2.   Identity and Background.

Item 2 is hereby amended to state that the principal address of each entity and individual named in Item 2 is c/o Welsh, Carson, Anderson & Stowe, 599 Lexington Avenue, Suite 1800, New York, New York 10022.

Item 5.   Interest in Securities of the Issuer.
Item 5(a) is hereby amended to state that the information requested in this paragraph is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13D.

Item 5(c) is hereby amended to state that the Reporting Persons sold their respective holdings of Common Stock in two block trades as follows:

Transaction Date	Purchaser	Number of Shares	Price Per Share
07/01/2019	WCAS XII	1,211,322	$18.03
07/01/2019	WCAS XII Delaware	213,529	$18.03
07/01/2019	WCAS XII Delaware II	35,431	$18.03
07/01/2019	WCAS XII Cayman	221,004	$18.03
07/01/2019	Co-Investors	18,099	$18.03

08/08/2019	WCAS XII	498,960	$17.50
08/08/2019	WCAS XII Delaware	87,955	$17.50
08/08/2019	WCAS XII Delaware II	14,595	$17.50
08/08/2019	WCAS XII Cayman	91,035	$17.50
08/08/2019	Co-Investors	7,455	$17.50

Item 5(e) is hereby amended to state that the Reporting Persons ceased to beneficially own more than five percent of the Common Stock on July 1, 2019.

CUSIP No. 41043F208
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 6, 2019

WELSH, CARSON, ANDERSON & STOWE XII, L.P.
/s/ David Mintz
Attorney-in-Fact
WELSH, CARSON, ANDERSON & STOWE XII DELAWARE, L.P.
/s/ David Mintz
Attorney-in-Fact
WELSH, CARSON, ANDERSON & STOWE XII DELAWARE II, L.P.
/s/ David Mintz
Attorney-in-Fact
WELSH, CARSON, ANDERSON & STOWE XII CAYMAN, L.P.
/s/ David Mintz
Attorney-in-Fact
WCAS XII CO-INVESTORS LLC
/s/ David Mintz
Attorney-in-Fact

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